Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Members of the Profit Sharing and Retirement Committee
Territorial Bancorp Inc.:

We consent to the incorporation by reference in the registration statement No. 001-34403 on Form S-8 of Territorial Bancorp Inc. of our report dated July 12, 2013, with respect to the statements of net assets available for benefits of the Territorial Savings Bank 401(k) Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report for Form 11-K of the Territorial Savings Bank 401(k) Plan.

KPMG LLP

Honolulu, Hawaii
July 12, 2013